Exhibit 99.1
NOTICE TO SHAREHOLDERS
REGARDING AMENDMENTS TO
GOLDCORP’S RESTRICTED SHARE PLAN
Goldcorp Inc. (“Goldcorp”) is making the following amendments to the Restricted Share Plan a copy of which is attached as Schedule “C” to the Management Information Circular dated March 28, 2008 and which will be put before the shareholders at Goldcorp’s Annual and Special Meeting to be held on May 20, 2008:
1.	In Section 2.06(a), Maximum Number of Shares, the aggregate maximum number of shares available for issuance from treasury under the Restricted Share Plan will be reduced to 4,190,276 from 5,500,000.

2.	In Section 2.06(b), Maximum Number of Shares, the following sentence will be added: The maximum number of Shares issued to independent directors of the Corporation, within any one year period, pursuant to this Plan is 1% of the aggregate maximum number of Shares available for issuance under this Plan.
The Company has been informed that the above is in compliance with RiskMetrics Group — ISS Governance Services.